March 23, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Suying Li and Rufus Decker
Division of Corporation Finance
Office of Trade & Services

Re:     Lions Gate Entertainment Corp.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed May 26, 2022
Item 2.02 Form 8-K dated February 9, 2023
File No. 001-14880

Ladies and Gentlemen:

We respectfully submit below the responses of Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“Lions Gate,” “Lionsgate,” “the Company,” “we,” “us,” or “our”), to the comments of the United States Securities and Exchange Commission staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the “2022 10-K”), and our Current Report on Form 8-K dated February 9, 2023 contained in your letter dated March 14, 2023. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response.

Form 10-K for the Fiscal Year Ended March 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Discussion of Operating, Investing, Financing Cash Flows
Operating Activities, page 73

Comment 1:    Cash flows from operations before changes in operating assets and liabilities appears to represent a non-GAAP measure. Please remove this measure from your filings or provide the disclosures required by Item 10(e) of Regulation S-K.

Response:

We will remove from future filings the table of cash flows from operating activities included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Discussion of Operating, Investing, Financing Cash Flows which includes the presentation of cash flows from operations before changes in operating assets and liabilities. We will revise our disclosures in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Discussion of Operating, Investing, Financing Cash Flows in future filings to discuss cash flows from operating activities as presented in our GAAP based consolidated statements of cash flows.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-4

Comment 2:    Please present accounts payable separately from accrued liabilities. Refer to Rules 5-02.19 and .20 of Regulation S-X. Also, since your redeemable noncontrolling interests do not appear to be accounted for as liabilities, please move them from the liabilities section of the balance sheet in your filing to a newly-labeled section still outside of shareholders' equity. Refer to Rule 5-02 of Regulation S-X and ASC 480-10-S99.

Response:

In future filings, we will present in our consolidated balance sheets, a line item for "accounts payable", and a line item for "other accrued liabilities" in accordance with Rules 5-02.19 and .20 of Regulation S-X. We will also, if applicable, include a table in our footnote disclosures to state separately the components of "other accrued liabilities", for any item in excess of five percent of total current liabilities.

In addition, in future filings, we will add a subtotal to our consolidated balance sheets for total liabilities, and will present "redeemable noncontrolling interests", which are not accounted for as liabilities, below total liabilities outside of shareholders' equity in accordance with Rule 5-02 of Regulation S-X and ASC 480-10-S99.

Consolidated Statements of Cash Flows, page F-8

Comment 3:    Please present changes in receivables pertaining to operating activities separately from other assets. Refer to ASC 230-10-45-29.

Response:

In future filings, we will present in our consolidated statements of cash flows changes in receivables pertaining to operating activities (e.g., trade accounts receivable) separately from other assets, in accordance with ASC 230-10-45-29.

11. Noncontrolling Interests, page F-36

Comment 4:    Please tell us and disclose in greater detail the terms and conditions under which the noncontrolling interest holders have a right to put their noncontrolling interest and you have a right to call their noncontrolling interest. Also, tell us in detail how you determined that each put and call arrangement was at fair value. Clarify whether the noncontrolling interests are preferred or common stock. Furthermore, tell us whether the noncontrolling interest must be redeemed under any circumstances, such as if the employment of the noncontrolling interest holder ceases or they pass away. Refer to ASC 480-10-S99.

Response:

Term and conditions of put and call arrangements: The time frames for the exercise of the put and call arrangements are disclosed in footnote 11 starting on page F-36. There are no conditions which change the time frames of the put or call exercise for the 3 Arts Entertainment noncontrolling interest. In the second paragraph under the 3 Arts Entertainment section on page F-36, there is a discussion indicating that if the noncontrolling interest holder's employment terminates, their participation in the put or call price could be a discount to fair value, however, the actual exercise of the put and call is not accelerated. With respect to the Pilgrim Media Group noncontrolling interest put and call, the only condition which could accelerate the Pilgrim Media Group put and call option exercise is if the noncontrolling interest holder were to terminate his employment, which would result in the put and call option becoming exercisable at that time. However, if that were the case under the original operating agreement of Pilgrim Media Group, depending on the reason for and the timing of the termination, the put and call price could be a discount to fair value. In April 2021, the operating agreement for Pilgrim Media Group was amended and the discount was removed. This is all disclosed in the second paragraph under the Pilgrim Media Group section on page F-37. We respectively submit that we believe the material terms and conditions of the exercise of the put and call arrangements are disclosed.

Determination that put and call arrangements are at fair value: The applicable operating agreements specify that each put and call arrangement, if exercised, will be settled at fair market value, calculated as the amount that would be received if all of the assets of the respective companies were sold to a third-party at fair market value. The agreements require the parties to determine that value through negotiation and where the parties are unable to agree, independent valuation and arbitration provisions may apply. Accordingly, we determined that the exercise price of the put and call would reflect fair values of the noncontrolling interests.

Preferred or common stock: The noncontrolling interests are in each case membership units in a limited liability company (i.e., not preferred or common stock).

Noncontrolling interest redemption provisions: There are no provisions requiring the redemption of the Pilgrim Media Group noncontrolling interest. The only provision requiring redemption of the 3 Arts Entertainment noncontrolling interest is if a partner's employment terminates for cause, there is a redemption requirement in which 3 Arts Entertainment redeems that partner's interest for $100 and if the put and call are subsequently exercised, that party's share of the put and call proceeds, considering certain discounts depending on the nature of the for cause termination, would be remitted to such party. If the put and call arrangements are not exercised, there is no further payment from the Company or 3 Arts Entertainment and there is no other redemption requirement.

16. Segment Information, page F-50

Comment 5:    Please revise your footnote disclosure to discuss in greater detail the types of amounts included in the corporate general and administrative line item of your segment profit reconciliation.

Response:

In future filings we will disclose in greater detail the types of amounts included in the corporate general and administrative line item of our segment profit reconciliation. For example, we will disclose that the corporate general and administrative line item includes certain corporate executive expense (such as salaries and wages for the office of the Chief Executive Officer, Chief Financial Officer, General Counsel and other corporate officers), investor relations costs, costs of maintaining corporate facilities, and other unallocated common administrative support functions, including corporate accounting, finance and financial reporting, internal and external audit and tax costs, corporate and other legal support functions, and certain information technology and human resources expense. We further note that none of these costs are included in the individual segment results reviewed by our Chief Operating Decision Maker.

19. Additional Financial Information
Accumulated Other Comprehensive Income (Loss), page F-65

Comment 6:    Please present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12.

Response:

In future filings, we will present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in accordance with ASC 220-10-45-12. We note that due to the Company's deferred tax valuation allowance and the adoption of ASU 2019-12 on January 1, 2021, the amount of income tax expense or benefit allocated to other comprehensive income has historically been zero, which we will disclose in future filings.

Item 2.02 Form 8-K dated February 9, 2023

Exhibit 99.1
Use of Non-GAAP Financial Measures, page 12

Comment 7:     Please tell us how you determined that your removal of the effects of purchase accounting and related adjustments from your non-GAAP measures, such as Adjusted OIBDA and Adjusted Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders, does not substitute individually-tailored recognition and measurement methods from GAAP. Refer to Question 100.4 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

We considered Question 100.4 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is presented below:

"Question 100.04

Question: Can a non-GAAP measure violate Rule 100(b) of Regulation G if the recognition and measurement principles used to calculate the measure are inconsistent with GAAP?

Answer: Yes. By definition, a non-GAAP measure excludes or includes amounts from the most directly comparable GAAP measure. However, non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading. Examples the staff may consider to be misleading include, but are not limited to:
•changing the pattern of recognition, such as including an adjustment in a non-GAAP performance measure to accelerate revenue recognized ratably over time in accordance with GAAP as though revenue was earned when customers were billed;
•presenting a non-GAAP measure of revenue that deducts transaction costs as if the company acted as an agent in the transaction, when gross presentation as a principal is required by GAAP, or the inverse, presenting a measure of revenue on a gross basis when net presentation is required by GAAP; and
•changing the basis of accounting for revenue or expenses in a non-GAAP performance measure from an accrual basis in accordance with GAAP to a cash basis."

We do not believe that adding back the effects of purchase accounting and related adjustments is considered an individually tailored principal because the recognition or measurement principles used to calculate the adjustments are not inconsistent with GAAP and we do not believe the presentation is misleading. We believe the adjustments to exclude these charges are consistent with the definition of non-GAAP measures (exclusion of an amount included in the most directly comparable measure) since all of the individual amounts that are being added back are measured and recognized in accordance with GAAP.

The majority of the purchase accounting and related adjustment is adjusting for the incremental GAAP expense that results from the adjustment in fair value for certain assets (primarily intangible assets that are amortized to depreciation and amortization expense) over their carrying values that were recorded as part of historical business combinations. This adjustment is based on the GAAP based calculation reflecting the difference between the carrying value, if any, and fair value without any tailoring to the calculation.

We believe the purchase accounting and related adjustments are meaningful since they are largely non-cash (i.e. do not require ongoing cash spend), not related to internal operations but instead due to the specific event of a business combination, and are consistent with how management reviews its operating performance.

All these adjustments and the nature of them are transparently disclosed on page 12 and footnote 7 on page 16 of our Form 8-K dated February 9, 2023.

Further to the above, when management reviews our segment results and our consolidated rolled up performance metrics, including our Chief Operating Decision Maker and our Board of Directors, these charges (all of them) are excluded from segment profit, Adjusted OIBDA and Adjusted EPS and thus these adjustments and non-GAAP measures are consistent with how management reviews the business, evaluates performance and allocates resources.

Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders..., page 18

Comment 8:     Please disclose in greater detail the nature of and reason for the deferred tax valuation allowance adjustment. Also, disclose how you computed the amount of the adjustment in each period presented.

Response:

In future filings, we will disclose in greater detail the nature of and reason for the deferred tax valuation allowance adjustment.

We will clarify that due to the Company being in a full valuation allowance position, the net amount of the tax provision reflects cash taxes paid, certain minimal foreign taxes, minimal deferred tax impact on indefinite-lived assets, and uncertain tax positions, since any tax benefits generated from pre-tax losses are reserved through increases to the valuation allowance, and tax expense resulting from pre-tax income are eliminated due to the reversal of these valuation allowance reserves.

The deferred tax valuation allowance adjustment removes the effects of the valuation allowance from our GAAP tax provision in order to reflect a tax provision based on our organizational structure across various tax jurisdictions and applicable tax rates, which the Company believes is more comparable to other companies in our industry and provides a metric reflecting the tax effect (absent valuation allowance considerations) of our earnings or losses.

The deferred tax valuation allowance adjustment is computed by identifying the portion of the change in the deferred tax valuation allowance which is included in the GAAP tax provision and GAAP net income or loss for the period. In addition, the tax effect of each of our non-GAAP adjustments is computed at the applicable statutory rate, which excludes the impact of changes in the valuation allowance.

Reconciliation of Net Cash Flows Provided by (Used in) Operating Activities to Adjusted Free Cash Flow, page 19

Comment 9:     Please expand your description of the adjustments for net increase or decrease in production and related loans and your production tax credit facility on page 12 to further clarify the nature of these adjustments. Please also provide a reconciliation of these non-GAAP adjustment amounts to the changes in the related balance sheet amounts and your statement of cash flows for the same reporting period.

Response:

In future filings, in our Use of Non-GAAP Measures disclosures, we will expand our description of the adjustments for net increase or decrease in production and related loans and our production tax credit facility to further clarify the nature of these adjustments.

Specifically, we will clarify that the cost of producing films and television programs, which is reflected as a reduction of the GAAP based cash flows provided by (used in) operating activities, is often financed through production loans. The adjustment for production and related loans is made in order to better align the timing of the cash flows associated with producing films and television programs with the timing of the repayment of the production loans, which is consistent with how management views its production cash spend and manages the Company's cash flows and working capital needs. Borrowings on production loans offset the spend on investment in films reflected in the GAAP based cash flows provided by (used in) operating activities and thus increase the adjusted free cash flows as compared to the GAAP based cash flows provided by (used in) operating activities and subsequent payments on production loans reflect the payment for the production of the film or TV program and reduce adjusted free cash flows as compared to the GAAP based cash flows provided by (used in) operating activities.

With respect to the production tax credit facility, we will clarify that part of the cost of a film or television program is effectively funded through obtaining government incentives, however, the incentives are not received until a future period which could be a few years after the completion of the film. The tax credit facility reflects borrowings collateralized by the tax credits to be received in the future and thus by including these borrowings in adjusted free cash flow it has the effect of better aligning the receipt of the tax credits with the timing of the production and completion of the film and television programs, which is consistent with how management views its production cash spend and manages the Company's cash flows and working capital needs. Borrowings under the tax credit facility reduce the cash spend reflected in the GAAP based cash flows provided by (used in) operating activities and thus increase adjusted free cash flows and payments on the tax credit facility offset the tax credit receivable collection reflected in the GAAP based cash flows provided by (used in) operating activities and reduce adjusted free cash flows as compared to the GAAP based cash flows provided by (used in) operating activities.

In addition, we will provide a reconciliation of these non-GAAP adjustment amounts to the changes in the related balance sheet amounts and our statement of cash flows for the same reporting period, as presented below:

				Nine Months Ended
				December 31, 2022
GAAP Balance Sheet				(Amounts in millions)
Film related and other obligations at March 31, 2022 (current and non-current)				$1,680.1

GAAP Statement of Cash Flows
Film related and other obligations - borrowings(1)				1,384.0
Film related and other obligations - repayments(1)				(694.8)
Other non-cash adjustments to film related and other obligations included in operating cash flows				(13.2)

GAAP Balance Sheet
Film related and other obligations at December 31, 2022 (current and non-current)				$2,356.1

(1) Film related and other obligations - borrowings and repayments includes:

	Non-GAAP Adjustments to Adjusted Free Cash Flow			Total Film Related and Other Obligations Borrowings (Repayments)
	Production Loans and Programming Notes	Production Tax Credit Facility	Other Film Related Obligations
Borrowings	$910.3	$56.9	$416.8	$1,384.0
Repayments	(486.8)	(50.3)	(157.7)	(694.8)
	$423.5	$6.6	$259.1	$689.2

*****
We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-5159.

Sincerely,

/s/ James W. Barge
James W. Barge
Chief Financial Officer